Exhibit 99.1

525700

PRESS RELEASE

STOCK FRACTION INTERIM DIVIDEND 2005 AEGON N.V.

DETERMINED AT 1/50

The Hague, September 19, 2005 – On August 11, 2005 AEGON N.V. declared an interim dividend for the fiscal year 2005, giving the shareholders the choice to receive the interim dividend in either cash or in stock.

The interim dividend in cash is EUR 0.22 per common share of EUR 0.12 par value and will be made payable as from September 23, 2005.

Shareholders who elected an interim dividend in stock will receive 1 new AEGON common share for every 50 common shares. The stock fraction has been based on the average share price on Euronext Amsterdam from September 13 through September 19, 2005, and represents a 5.8% higher value than the cash dividend. Holders of AEGON N.V. New York shares will be contacted by AEGON’s US Transfer Agent, Citibank N.A.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China, Poland and the Czech Republic.

Forward looking statements

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company’s products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company’s insurance products; and (7) the company’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com

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